UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

                       Mediaco Holding Inc.
(Name of Issuer)

                       Class A Common Stock
(Title of Class of Securities)

                       58450D104
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       March 20, 2020
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 12,591,305 (See Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 12,591,305 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,591,305 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 88.9%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 12,591,305 (See Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 12,591,305 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,591,305 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 88.9%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (the “Amendment”) relates to Class A Common Stock (“Common Stock”) of Mediaco Holding Inc., an Indiana corporation (the “Issuer” or the “Company”).  This Amendment is being filed to amend the Schedule 13D that was originally filed on January 28, 2020, as amended on February 5, 2020 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings indicated to them in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 5, 6 and 7 of the Schedule 13D as set forth below.

Item 5.  Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) The Reporting Persons did not effect any transactions in shares of the Issuer’s Class A Common Stock during the sixty day period prior to the filing of this Schedule 13D, except as follows:

Transaction	Date	No. Shares	Purchase Price Per Share
Open Market Purchase*	1/27/2020	2,400	$5.7661
Open Market Purchase*	1/28/2020	1,529	$5.3971
Open Market Purchase*	1/29/2020	11,544	$5.9787
Open Market Purchase*	1/30/2020	2,200	$6.836
Open Market Purchase*	1/31/2020	2,101	$6.7512
Open Market Purchase*	2/3/2020	422	$6.9216
Open Market Purchase*	2/4/2020	400	$6.815
Open Market Purchase*	2/5/2020	2,369	$6.7867
Open Market Purchase*	2/6/2020	2,430	$6.9075
Open Market Purchase*	2/7/2020	900	$6.9116
Open Market Purchase*	2/10/2020	1,200	$6.9817
Open Market Purchase*	2/12/2020	700	$6.9664
Open Market Purchase*	2/19/2020	300	$6.85
Open Market Purchase*	2/20/2020	400	$6.72
Open Market Purchase*	2/21/2020	500	$6.616
Open Market Purchase*	2/24/2020	428	$6.5
Open Market Purchase*	2/25/2020	800	$6.25
Open Market Purchase*	2/26/2020	100	$6.24
Open Market Purchase*	2/27/2020	300	$5.95
Open Market Purchase*	2/28/2020	2,594	$6.0423
Open Market Purchase*	3/2/2020	1,100	$6.1813
Open Market Purchase*	3/3/2020	2,800	$5.8714
Open Market Purchase*	3/4/2020	500	$5.7479
Open Market Purchase*	3/5/2020	200	$5.995
Open Market Purchase*	3/9/2020	100	$5.5
Open Market Purchase*	3/10/2020	100	$5.5572
Open Market Purchase*	3/11/2020	200	$5.1764
Open Market Purchase*	3/12/2020	24,540	$5.4197
Open Market Purchase*	3/17/2020	22,712	$4.9573
Open Market Purchase*	3/18/2020	4,503	$4.0559
Open Market Purchase*	3/19/2020	228	$3.6251
Open Market Purchase*	3/20/2020	1,717	$3.4274
Open Market Purchase*	3/23/2020	2,557	$3.4275
Open Market Purchase*	3/24/2020	1,500	$3.3773
Open Market Purchase*	3/25/2020	980	$3.5851
Open Market Purchase*	3/26/2020	800	$3.76
Open Market Purchase*	3/30/2020	600	$3.50

* Shares purchased pursuant to a plan adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

As previously disclosed, the Reporting Persons beneficially own 220,000 shares of Series A Convertible Preferred Stock of the Company (“Series A Preferred Stock”), each share of which will be convertible, as of May 25, 2020, into such number of shares of Class A Common Stock as is determined by dividing: (i) the purchase price of the Series A Preferred Stock plus any accrued dividends by (ii) the average volume-weighted average prices of the Class A Common Stock for the last 30 trading days prior to the date of determination, determined as of the fifth business day after the date on which notice of conversion is given.  Shares of Class A Common Stock issuable upon conversion of the Series A Preferred were first deemed beneficially owned by the Reporting Person for purposes of this Schedule 13D on March 26, 2020. As of March 27, 2020, the shares of Series A Preferred beneficially owned by the Reporting Persons would have been convertible into 4,690,724 shares of Class A Common Stock under the formula described above.

In addition, as previously disclosed, the Reporting Persons hold an unsecured convertible promissory note payable by the Company, which promissory note was amended and restated by the Company and the Reporting Persons on February 28, 2020, among other things to increase the principal amount thereof to $10,250,000, as reported by the Company in a Current Report on Form 8-K (the “Company 8-K”), filed by the Company with the Securities and Exchange Commission on March 2, 2020 (such promissory note, as amended and restated, the “Amended and Restated Promissory Note”). The Amended and Restated Promissory Note was further amended on March 27, 2020, among other things to increase the principal amount thereof to $20,000,000, as reported by the Company in its Annual Report on Form 10-K (the "Company Annual Report"), filed by the Company with the Securities and Exchange Commission on March 27, 2020 (such promissory note, as further amended and restated, the "Second Amended and Restated Promissory Note"). The Second Amended and Restated Promissory Note contains a limitation on conversion of the outstanding principal and any accrued but unpaid interest thereunder into shares of Class A Common Stock, such that the maximum number of shares of Class A Stock to be issued in connection with the conversion of the Second Amended and Restated Promissory Note shall not, without the prior approval of the shareholders of the Company, (i) exceed a number of shares equal to 19.9% of the outstanding shares of common stock of the Company immediately prior to February 28, 2020, (ii) exceed a number of shares that would evidence voting power greater than 19.9% of the combined voting power of the outstanding voting securities of the Company immediately prior to February 28, 2020, or (iii) otherwise exceed such number of shares of capital stock of the Company that would violate applicable listing rules of the Nasdaq Stock Market (“Nasdaq”), in each of subsections (i) through (iii), only to the extent required by applicable Nasdaq rules and guidance (the “Share Cap”).  In the event the number of shares of Class A Stock to be issued upon conversion of the Second Amended and Restated Promissory Note exceeds the Share Cap, then the portions of the Second Amended and Restated Promissory Note that would result in the issuance of any excess shares shall cease being convertible, and the Company shall instead either (x) repay such portions of the Second Amended and Restated Promissory Note in cash or (y) obtain shareholder approval of the issuance of shares of Class A Stock in excess of the Share Cap prior to the issuance thereof.  Shares of Class A Common Stock issuable upon conversion of the Second Amended and Restated Promissory Note were first deemed beneficially owned by the Reporting Person for purposes of this Schedule 13D on March 26, 2020. As of March 27, 2020, the amount loaned to the Company under the Second Amended and Restated Promissory Note was $11.3 million and, as of such date, the Second Amended and Restated Promissory Note would have been convertible into 2,379,153 shares of Class A Common Stock under the formula described above (without taking in account the 19.9% limitation).

The percentages reported herein are based on a statement in the Company Annual Report that, as of March 9, 2020, there were 1,683,263 shares of the Issuer’s Common Stock outstanding.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Information regarding the Amended and Restated Promissory Note is incorporated herein by reference to Item 5.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1  The Amended and Restated Promissory Note is incorporated herein by reference to Exhibit 10.1 to the Company 8-K.
Exhibit 99.2  The Second Amended and Restated Promissory Note is incorporated herein by reference to Exhibit 10.19 to the Company Annual Report.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:      March 30, 2020
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim